April 30, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Insys Therapeutics, Inc. (the “Company”) – Request for Acceleration

Registration Statement on Form S-1 (File No. 333-173154)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:40 p.m. Eastern Time on May 1, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 2,144 copies of the Company’s Preliminary Prospectus dated April 19, 2013 through the date hereof to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC
JMP SECURITIES LLC

As Representatives of the several Underwriters

By: WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name:	David Herman
Title:	Director

By: JMP SECURITIES LLC

By:	/s/ Steve Ortiz
Name:	Steve Ortiz
Title:	Managing Director